UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: November 1, 2006

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	X	Form 40- F

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______]

Yes	No	X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______]

Yes	No	X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated November 1, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2006	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
NEWS RELEASE

TEEKAY ANNOUNCES KEY MANAGEMENT APPOINTMENTS

Nassau, The Bahamas, November 1, 2006 - Teekay Shipping Corporation (Teekay or the Company) (NYSE: TK) today announced that its current Executive Vice President and Chief Financial Officer, Peter Evensen, has been appointed to the newly-created position of Executive Vice President and Chief Strategy Officer, and its Senior Vice President and Treasurer, Vince Lok, has been appointed to the position of Senior Vice President and Chief Financial Officer. These changes will take place with immediate effect.

“Peter Evensen and Vince Lok have been important contributors to Teekay’s success. I am pleased to announce these well-deserved promotions which directly support our ambitious growth plans, and ensure we have the leadership structure to continue our progress,” commented Bjorn Moller, Teekay’s President and Chief Executive Officer. Mr. Moller continued, “In his new role, Mr. Evensen will work closely with me to support the development of our existing business segments, as well as identify and pursue new opportunities for Teekay. He will also continue to contribute to Teekay’s financial strategy.”

As Teekay’s new Chief Financial Officer, Mr. Lok will assume leadership of the Company’s financial operations. Mr. Lok has been with Teekay for over 13 years and during that time has held a number of senior finance and accounting positions, including Controller from 1997 until his promotion to the position of Vice President, Finance in March 2002. Most recently, Mr. Lok has served as Teekay’s Senior Vice President and Treasurer. Prior to joining Teekay, Mr. Lok worked in the audit practice of Deloitte & Touche.

“Mr. Lok has been an integral member of Teekay’s senior management team for the last three years and during that time has been a leader in all aspects of Teekay’s financial activities,” commented Mr. Moller. “Mr. Lok and his team will further build on Teekay’s financial achievements and support the Company’s growth plans.”

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of over 145 tankers, offices in 17 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:
Scott Gayton
Tel: + 1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: + 1 (604) 609-4703

Web site: www.teekay.com

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